3.25.04

04003100

CM 3/23

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52502

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Trading Online, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Avenue, Suite 630
(No. and Street)

New York, (City) New York (State) 10118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO TH REPORT

Richard Wolff 212-279-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Povol and Feldman, CPA, PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue, Suite C100, (Address) Lake Success, (City) New York (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Wolff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Trding Online, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account *classified solely as that of a customer, except as follows:*

Signature

Managing Member

Title

Notary Public

Anthony C. Baker
Notary Public, State of New York
No. 01BA5052740
Qualified in Richmond County
Commission Expires 12/4/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of cash flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report of internal controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY TRADING ONLINE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

EQUITY TRADING ONLINE, LLC

TABLE OF CONTENTS

DECEMBER 31, 2003 AND 2002

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT

To the Members
Equity Trading Online, LLC

We have audited the accompanying statements of financial condition of Equity Trading Online, LLC as of December 31, 2003 and 2002, and the related statements of income, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Equity Trading Online, LLC at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supporting schedules is presented only for supplementary analysis and is not part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements, but was compiled from information that is the representation of management, without audit or review. Accordingly, we do not express an opinion or any other form of assurance on the supporting schedules.

Povol and Feldman, CPA, PC

Lake Success, New York
February 13, 2004

EQUITY TRADING ONLINE, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Current Assets:		
Cash and Cash Equivalents	$ 108,502	$ 195,589
Commissions Receivable	242,191	59,614
Interest Receivable	111,953	73,261
Municipal Bond Trading Inventory	4,690,290	3,977,837
Futures Trading Inventory	10,313	10,241
Prepaid Expenses	-	3,484
Total Current Assets	5,163,249	4,320,026
Other Assets:		
Deposits with Clearing Broker	55,013	30,000
Subordinate Loan Receivable	1,400,000	1,400,000
	$ 1,455,013	$ 1,430,000
Total Assets	$ 6,618,262	$ 5,750,026

LIABILITIES AND MEMBERS' EQUITY

	2003	2002
Current Liabilities:		
Amounts due Clearing Broker	$ 4,509,846	$ 3,855,984
Accrued Expenses	113,804	158,858
Total Current Liabilities	4,623,650	4,014,842
Subordinate Loan Payable	1,400,000	1,400,000
Members' Equity	594,612	335,184
Total Liabilities and Members' Equity	$ 6,618,262	$ 5,750,026

See the accompanying notes and auditors' report.

EQUITY TRADING ONLINE, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business
Equity Trading Online, LLC (ET, the Company) is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. ET was formed under the Limited Liability Company laws of the State of New York on May 19, 2000 (inception), operates two divisions, and can continue until December 31, 2075. The first division, began operating January 2001 and is engaged in providing a low cost, state-of-the-art vehicle for online and/or on site trading, for which ET generates commissions for clearing trades. The second division began operating in September 2001 and trades for its own account on margin in high-grade municipal bonds generating interest income and trading gains and losses.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents, and amounted to approximately $102,000 and $126,000 at December 31, 2003 and 2002, respectively.

Marketable Securities
All marketable securities are classified as available for sale, and are carried in the financial statements at fair value. Realized gains and losses, determined using the average cost method, are included in earnings; unrealized holding gains and losses are reported separately.

Revenue Recognition
Securities transactions and related commissions and expenses are recorded on a trade date basis. Marketable securities are valued at fair value. The resulting differences between cost and fair market value are included in operations.

Income Taxes
The Company operates as an LLC and files its tax returns as a partnership. State and local taxes are expensed as incurred.

Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of clearing deposits and the bank trading account. The Company maintains its cash in two financial institutions. At December 31, 2003 and 2002, the accounts were not in excess of federally insured amounts, but were in excess of such limits during the years then ended. The Company manages this risk by monitoring the performance of the clearing broker.

EQUITY TRADING ONLINE, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - COMMISSIONS RECEIVABLE:
Due from clearing broker represents monies due for commissions earned in which the Company acted as the trading broker incurred for executed trades.

The balance is paid by the 15th of the following month and amounted to $196,744 and $59,614 at December 31, 2003 and 2002, respectively.

NOTE 3: - TRADING ACCOUNT OF FUTURES:
The Muni-division of ET traded within the futures market. During 2003 and 2002, approximately $56,000 and $39,000 was invested in futures, respectively, while the Company incurred unrealized gains amounting to approximately $45,000, and unrealized losses of approximately $19,000, respectively. Realized losses amounted to $6, 981 and $9,383 during 2003 and 2002, respectively.

NOTE 4 - TRADING ACCOUNT OF MUNICIPAL BUSINESS ON MARGIN
The Muni-division of ET trades high quality municipal bonds on margin. The investments made and the assets of the Company collateralize the margin account. During the years ended December 31, 2003 and 2002, ET incurred approximately $120,000 and $114,000 in interest charges, respectively.

NOTE 5 - SUBORDINATE LOAN RECEIVABLE:
ET is able to extend trading capital through its clearing house based upon its asset base. In August 2001, the Company received a $1,400,000 three-year secured demand loan from a member, which is fully collateralized by municipal bonds, to act as collateral for trading on margin in its municipal trading division (MTD). This loan is callable should the MTD sustain a loss in excess of $50,000. The amount of the underlying collateral to the loan receivable amounted to approximately $1,602,000 and $1,577,000 at December 31, 2003 and 2002, respectively.

NOTE 6 – SUBORDINATE LOAN PAYABLE:
In connection with the receipt of the loan receivable, the Company issued a $1,400,000 three-year secured demand loan to that member. However, upon the receipt of any called portion of the loan receivable, the amount of this loan payable is reduced and is converted to equity contributed by that member. The loan is non-interest bearing and is subordinated to the margin trading account liability .

NOTE 7 – RELATED PARTY TRANSACTIONS:
Advancement Fees
The Company entered into a services agreement with a company related by common ownership on August 1, 2001, on a continuous basis. The terms of the agreement grant ET to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the related company. In return, the Company pays an administrative servicing fee amounting to $15,000 per month. Such costs amounted to $180,000 during 2003 and 2002.

NOTE 8 – PROFIT-SHARING PLAN

During 2002 the Company, through its affiliate, instituted a profit-sharing (defined contribution) plan covering substantially all employees and members upon completion of one year of service. During 2002, current service costs incurred amounted to approximately $97,000. No past or prior service costs were recognized during the year. The computation of incurred costs is based upon 25% of compensation of the eligible individuals, with vesting after the first year of eligibility at 20% per annum. The company funds the plan in the following year, in accordance with rules and regulations. No contribution was made for 2003.

NOTE 9 - COMMITMENTS AND CONTINGENCIES:

Clearing Agreement

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

Board of Directors
Equity Trading Online, LLC

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROLS

In planning and performing an audit of the financial statements of Equity Trading Online, LLC ("Company") for the year ended December 31, 2003, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15)c3-3. Because the Company does not carry securities accounts for customers of perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Paul and Feldman, CPA, PC

Lake Success, New York
February 13, 2004